Exhibit 99.1

[Knott Letterhead]

November 10, 2006

Mr. Ed Kopko

Mr. Thomas F. Comeau

Mr. Walter O. LeCroy

Mr. Frank H. Murray

Mr. Hugh G. McBreen, Esq.

Mr. Louis F. Petrossi

Mr. Wesley B. Tyler

Mr. Ronald Uyematsu

Butler International, Inc.

110 Summit Avenue

Montvale, NJ  07645

Gentlemen:

As you know, we are an institutional investor and a large shareholder of Butler International, Inc. (the “Company”).  In prior correspondence to you dated November 3, 2006 and November 8, 2006, we have raised concerns regarding corporate governance issues which we believe have negatively impacted the Company’s performance and stock price.  These governance issues include, but are not limited to, interest-free loans between the Company and its managers and other self-interested transactions by management which have diluted the value of the Company’s stock.

We are writing now to request that the Board establish a governance committee to address the issues raised in our prior correspondence.  We note that many public companies have established such committees to ensure that their directors and managers conduct themselves in accordance with the highest standards of fiduciary responsibility.  Given the history of the Company and the number of current directors with financial and other potential self-serving interests, we expect this committee would be comprised of truly independent, non-conflicted members of the Board.

Such a committee could both retrospectively evaluate prior corporate actions and determine if steps need to be taken to redress prior wrongdoing.  The committee could also monitor future actions to assure compliance with all appropriate governance standards.  In all events, we believe that creation of this committee will send a positive message to the market regarding the seriousness with which the Board takes its fiduciary obligations.

Please feel free to contact me at your convenience to discuss this matter further.

Respectfully yours,

David Knott